CLARKESON RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(160,613)
Adjustments to reconcile net loss		
to net cash provided by operating activities:		
Increase in operating assets:		
Due from broker		15,983
Other assets		1,337
Decrease in operating liabilities:		
Commission Payable		
Due to parent		121,506
Accrued expenses and accounts payable		(10,876)
Net cash used by operating activities		(32,663)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital Contributions		26,000
Net cash provided by financing activities		26,000

NET DECREASE IN CASH		(6,663)
CASH, BEGINNING OF YEAR		11,413
CASH, END OF YEAR	$	4,750